EXHIBIT 99.1

Risk Factors

You should carefully consider the risks, uncertainties and other factors described below because they could materially and adversely affect our business, financial condition, operating results and prospects and could negatively impact the market price of our common stock. Also, you should be aware that the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not yet know of, or that we currently think are immaterial, may also impair our business operations. You should also refer to the other information contained in this Quarterly Report on Form 10-Q, including our Unaudited Condensed Consolidated Financial Statements and the Notes to the Unaudited Condensed Consolidated Financial Statements in Part I, Item 1 to this Quarterly Report on Form 10-Q and in the Company’s other filings with the SEC.

Risks Related to Our Business

We face aggressive competition in many areas of our business, and our business will be harmed if we fail to compete effectively.

We encounter aggressive competition from numerous companies in many areas of our business. Although we believe that our products currently compete favorably, we cannot give assurance that we can maintain our competitive position against our current and potential competitors. Many of our current and potential competitors have longer operating histories, greater name recognition and greater financial, technical and marketing resources than we have, and we may not be able to compete effectively with them. To remain competitive, we must develop new products and periodically enhance our existing products. We anticipate that we may have to adjust the prices of many of our products to stay competitive. In addition, new competitors may emerge and entire product lines may be threatened by new technologies or market trends that reduce the value of our product lines.

Demand for some of our products depends on the capital spending policies of our customers. Changes in these policies could negatively affect our business.

A majority of our customers are hospitals, physician offices and clinics. Many factors, including public policy spending provisions, available resources and economic cycles have a significant effect on the capital spending policies of these entities. These factors can have a significant effect on the demand for our products.

Our sales efforts through group purchasing organizations and sales to high volume purchasers may reduce our average selling prices, which could reduce our revenue and gross profits from these sales.

We have entered, and may in the future enter, into agreements with customers who purchase high volumes of our products. Our agreements with these customers may contain discounts off of our normal selling prices and other special pricing considerations, which could cause our revenue and profit margins to decline. In addition, we have entered into agreements to sell our products to members of group purchasing organizations, which negotiate volume purchase prices for medical devices and supplies for member hospitals, group practices and other clinics. While we make sales directly to group purchasing organization members, the members of these organizations now receive volume discounts off our normal selling price and may receive other special pricing considerations from us from time to time. Our sales efforts through group purchasing organizations may conflict with our direct sales efforts to our existing customers. If we enter into agreements with new group purchasing organizations and some of our existing customers begin purchasing our products through those group purchasing organizations, our revenue and profit margins could decline.

The complexity presented by international operations could negatively affect our business.

International revenues account for a material portion of our revenues. International revenues (excluding Canada) from continuing operations, accounted for approximately 17% of our total revenues for the first nine months of fiscal 2005, 19% of our total revenues in fiscal 2004 and 16% of our total revenues in fiscal 2003. While we plan to continue expanding our presence in international markets, our international operations present a number of risks, including the following:

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Foreign laws may limit our ability to properly maintain our distribution channels. For example, a number of foreign laws restrict our ability to terminate a distributor for taking actions that adversely affect our business, such as manufacturing and selling competing products.

•	Fluctuations in currency exchange rates have, on occasion, forced us to lower our prices, thereby reducing our margins for some of our products.

•	If we fail to obtain and maintain necessary foreign regulatory approvals in order to market and sell our products outside of the U.S., we may not be able to sell our products in other countries.

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Because we rely on distributors to sell our products outside of the U.S., our revenues could decline if our existing distributors reduce the volume of purchases from us, or if our relationship with any of these distributors is terminated.

Other risks that could affect our international business include:

•	The impact of possible recessions in economies outside the U.S.

•	Political and economic instability, including instability related to war and terrorist attacks in the U.S. and abroad.

•	Decreased health care spending by foreign governments that would reduce international demand for our products..

•	Greater difficulty in accounts receivable collection and longer collection periods.

•	Reduced acceptance of our products and systems due to language translation concerns.

•	Reduced protection for intellectual property rights in some countries and potentially conflicting intellectual property rights of third parties under the laws of various foreign jurisdictions.

•	A strengthening of the dollar that could make our products less competitive in foreign markets, because our sales contracts call for payment in U.S. dollars.

Our business could be harmed if our competitors establish cooperative relationships with large medical device vendors or rapidly acquire market share through industry consolidation.

We expect that the medical device industry will continue to consolidate. Large medical device vendors may acquire or establish cooperative relationships with our current competitors, or new competitors or alliances among competitors may emerge and rapidly acquire significant market share, either of which would harm our business and financial prospects.

Our dependence on suppliers for materials could impair our ability to manufacture our products.

We contract with third parties for the supply of some of the components used in our products and in the production of our disposable products. The lead-time involved in the manufacturing of some of these components can be lengthy and unpredictable. Some of these suppliers are not obligated to continue to supply us. For certain of these materials and components, relatively few alternative sources of supply exist. We may not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all, which could impair our ability to produce and supply our products.

Additionally, replacement or alternative sources might not be readily obtainable due to regulatory requirements and other factors applicable to our manufacturing operations. Incorporation of components from a new supplier into our products may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product sales. This process may take a substantial period of time, and we cannot be assured that we would be able to obtain the necessary regulatory clearance or approval. This could create supply disruptions that would harm our product sales and operating results.

Finally, an uncorrected defect or supplier’s variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture the affected product.

Our ability to market and sell our products depends upon receipt of domestic and foreign regulatory approval of our products and manufacturing operations. Our failure to obtain or maintain regulatory approvals and compliance could negatively affect our business.

Our products and manufacturing operations are subject to extensive regulation in the United States by the FDA and by similar regulatory agencies in many other countries in which we do business. Unless an exemption applies, each medical device that we seek to market in the U.S. must first receive 510(k) premarket clearance pursuant to Section 510(k) of the Food, Drug, and Cosmetics Act of 1938, as amended. The principal risks that we face in obtaining and maintaining the regulatory approvals necessary to market our products include:

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The approval process for medical devices in the United States and abroad can be lengthy and expensive. The FDA’s 510(k) clearance process usually takes three to 12 months, but can take longer. The process of obtaining premarket approval is much more costly, lengthy and uncertain than the 510(k) premarket clearance process, where the new product is based on products already in the marketplace that have previously received FDA approval. Premarket approval generally takes one to three years, but can take even longer. We cannot assure you that the FDA will ever grant either 510(k) clearance or premarket approval for any product we propose to market. As a result, we may expend substantial resources in developing and testing a new product but fail to obtain the necessary approvals or clearances to market or manufacture the product on a timely basis, if at all. Furthermore, if the FDA concludes that these future products using our technology do not meet the requirements to obtain 510(k) clearance (the other intended use of the product is similar to existing products in the market, and the product is not based on new technological breakthroughs), we would have to seek premarket approval as a new product. We cannot assure you that the FDA will not impose the more burdensome premarket approval requirement on modifications to our existing products or future products, which in either case could be costly and cause us to divert our attention and resources from our business.

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When we modify a medical device for which we have received marketing approval, we must determine whether the modification requires us to seek new regulatory approvals. If the FDA or other regulatory agency does not agree with our determination, we may be prohibited from marketing the modified device until we receive the requisite regulatory approval or clearance. In addition, the FDA actively enforces regulations prohibiting marketing of devices for uses that have not been cleared or approved by the FDA.

If we fail to comply with applicable regulations, we could be subject to a number of enforcement actions, including warning letters, fines, product seizures, recalls, injunctions, total or partial suspension of production, operating restrictions or limitations on marketing, refusal of the government to grant new clearances or approvals, withdrawal of marketing clearances or approvals and civil and criminal penalties.

Other regulating legislation other than that which is administered by the FDA to which our business is subject to includes the Environmental Protection Act, the Occupational Safety and Health Act, and state and local counterparts to these acts.

Product liability suits against us could result in expensive and time consuming litigation, payment of substantial damages and an increase in our insurance rates.

The sale and use of our products could lead to the filing of product liability claims by persons claiming to have been injured using one of our products or claiming that one of our products failed to perform properly. For information concerning an existing product liability action against the Company, see Part II, Item 1 to this Form 10-Q. A product liability claim brought against us, with or without merit, could result in substantial damages and be costly and time consuming to defend, either of which could materially harm our business or financial condition. Our product liability insurance may not be adequate to protect our assets from the full financial impact of defending a product liability claim. These claims could increase our product liability insurance rates or prevent us from securing any coverage in the future.

Our operating results could suffer if future changes in technology or market conditions result in adjustments to our recorded asset balance for intangible assets.

We currently carry approximately $1.7 million of intangible assets on our books, the most significant of which relates to internally-developed software development costs. The determination of related estimated useful lives and whether these assets are impaired involves significant judgments. Due to the highly competitive nature of the medical device industry, new technologies could impair the value of our intangible assets if they create market conditions where our products are no longer competitive.

We may not be able to protect our intellectual property rights and, as a result, we could lose competitive advantages that could adversely affect our operating results.

Our success depends, in part, on our ability and the ability of our licensors to obtain, assert and defend patent rights, protect trade secrets and operate without infringing the proprietary rights of others. We currently own or have rights to eight U.S. patents. We may not, however, be able to obtain additional licenses to patents of others or be able to develop additional patentable technology of our own. Any patents issued to us may not provide us with competitive advantages or the patents or proprietary rights of others may have an adverse effect on our ability to do business. Others may independently develop similar products or design around or infringe such patents or proprietary rights owned by or licensed to us. Any patent obtained or licensed by us may not be held to be valid and enforceable if challenged by another party.

Although we endeavor to protect our patent rights from infringement, we may not be aware, or become aware, of patents issued to our competitors or others that conflict with our own. Such conflicts could result in a rejection of important patent applications or the invalidation of important patents, which could have a materially adverse effect on our competitive position. In the event of such conflicts, or in the event we believe that competitive products infringe patents to which we hold rights, we may pursue patent infringement litigation or interference proceedings against, or may be required to defend against such litigation or proceedings involving, holders of such conflicting patents or competing products. Such litigation or proceedings may have a materially adverse effect on our competitive position, and there can be no assurance that we will be successful in any such litigation or proceeding. Litigation and other proceedings relating to patent matters, whether initiated by us or a third party, can be expensive and time consuming, regardless of whether the outcome is favorable to us, and can result in the diversion of substantial financial, managerial and other resources. An adverse outcome could subject us to significant liabilities to third parties or require us to cease any related development or commercialization activities. In addition, if patents that contain dominating or conflicting claims have been or are subsequently issued to others and such claims are ultimately determined to be valid, we may be required to obtain licenses under patents or other proprietary rights of others. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays or could find that the development, manufacture or sale of products requiring such licenses is foreclosed.

We rely on proprietary know-how and confidential information and employ various methods, such as entering into confidentiality and non-compete agreements with our current employees and with certain third parties to whom we have divulged proprietary information, to protect the processes, concepts, ideas and documentation associated with our technologies. Such methods may not afford significant protection to us, and may not be able to adequately protect our trade secrets, or to ensure that other companies would not acquire information that we consider proprietary.

Our operating results may decline if we do not succeed in developing, acquiring and marketing additional products or improving our existing products.

The development and acquisition of additional products and technologies, and the improvement of our existing products requires significant investments in research and development. If we fail to successfully sell new products and update our existing products, our operating results may decline as our existing products reach the end of their commercial life cycles.

Our operating results and financial condition could be adversely affected if the result of efforts related to business development activities do not achieve expected benefits.

We may acquire or make investments in complementary businesses, technologies, services or products. The process of integrating any acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may consume much of our management’s time and attention that could otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may not be realized. Furthermore, we may not be able to identify, negotiate or finance acquisitions successfully. To the extent we have capitalized business development costs in connection with potential acquisitions, we will have to write off such costs if we fail to consummate those acquisitions. Future acquisitions could also result in our use of significant working capital resources, potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or amortization expenses related to intangible assets.

Our business is likely to be adversely affected if we are unable to retain our senior executive officers and key business and technical personnel.

We are dependent upon the services of our senior executives, in particular Gabriel Raviv, our Chief Executive Officer, and other key business and technical personnel. We do not maintain key-man life insurance on our senior executives. The loss of the services of Mr. Raviv or other senior executives or key employees could have a material adverse effect on us. Also, our continued commercialization will depend upon, among other things, the successful recruiting and retention of highly skilled managerial and marketing personnel with experience in business activities such as ours. Competition for the type of highly skilled individuals sought by us is intense. There can be no assurance that we will be able to retain existing key employees or that we will be able to find, attract and retain skilled personnel on acceptable terms.

If we breach any of the agreements under which we license commercialization rights to products or technology from others, we could lose licenses that are important to our business.

We license rights to products and technology that are important to our business and we expect to enter into additional licenses in the future. Under these licenses, we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach a license agreement, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. In addition, upon the termination of the license, we may be required to license to the licensor any related intellectual property that we develop.

We may be unable to successfully develop and/or commercialize our new and existing products.

The successful development and commercialization of new products will depend upon our ability to obtain regulatory approvals. If we are unable to obtain these approvals, we will be unable to market and sell our products, which will negatively affect our business. Even if we are able to obtain regulatory approval for our products, we may have difficulty in bringing these products to market. In addition, once our products are brought to market, their shipment may be delayed or the products may have to be discontinued based on design, mechanical, software, regulatory or other issues. These matters may adversely affect our business and reputation.

Risks Related to Our Common Stock

The trading price of our common stock may fluctuate substantially in the future.

The trading price of our common stock may fluctuate widely as a result of a number of factors, some of which are not in our control, including:

•	Our ability to meet or exceed our own forecasts or expectations of analysts or investors.

•	Quarter to quarter variations in our operating results.

•	Announcements regarding clinical activities or new products by us or our competitors.

•	General conditions in the medical device industry.

•	Changes in our own forecasts or earnings estimates by analysts.

•	Price and volume fluctuations in the overall stock market, which have particularly affected the market prices of many medical device companies.

•	General economic conditions.

In addition, the market for our stock may experience price and volume fluctuations unrelated or disproportionate to our operating performance. As a result, you may not be able to sell shares of our common stock at or above the price at which you purchased them. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If any securities litigation is initiated against us, with or without merit, we could incur substantial cost, and our management’s attention and resources could be diverted from our business.

Our executive officers, directors, principal stockholders and their affiliates hold a substantial portion of our stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

As of November 30, 2004, our executive officers, directors, and their affiliates beneficially owned in the aggregate approximately 24% of our outstanding common stock. If some or all of these stockholders act together, they could significantly influence all matters that our stockholders vote upon, including the election of directors and determination of significant corporate actions. This concentration of ownership could delay or prevent a change of control transaction that could otherwise be beneficial to our stockholders.

Provisions of our amended certificate of incorporation, by-laws and Delaware law, and an agreement among certain stockholders and the Company, may discourage a third party from acquiring us.

Provisions of our amended certificate of incorporation, by-laws and Delaware law, including provisions providing for a staggered board of directors, as well as an agreement among certain stockholders and the Company granting those stockholders rights of first refusal in the event that one or more of such stockholders either obtains a written bona fide offer from a third party to sell or transfer any of their shares of our common stock, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

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